04 MAR 16 AM 7:21

SANIX

04010608

SUPPL

SANIX INCORPORATED

Consolidated / Non-Consolidated Financial Summary

For the 9 and 3 months ended December 31, 2003

PROCESSED
MAR 16 2004
THOMSON
FINANCIAL

dlw 3/16

The financial figures in this document are based on Japanese Accounting Standards and accompanying laws. Percentages are rounded off to 1 decimal place. This document is an English translation of the Japanese-language original.

February 12, 2004

Financial Statements

For the 9 and 3 months ended December 31, 2003

SANIX INCORPORATED

Stock Listed: Tokyo Stock Exchange First Section, Osaka Stock Exchange First Section, Fukuoka Stock Exchange

Code No.: 4651

URL: http://www.sanix.co.jp

Headquarters: 2-1-23, Hakataeki Higashi, Hakata-ku, Fukuoka 812-0013 JAPAN

TEL: 81-92-436-8870 / FAX: 81-92-436-8871

President & CEO Shin-ichi, Munemasa

Contact: Yoshiyuki Maeda, Managing Director, Administration Department

Change in Accounting Method: None

Number of Newly Consolidated Company: 2

Consolidated Financial Highlights for the 9 months ended December 31, 2003

(1) Consolidated Operating Results

For the 9 months ended December 31, 2003 (Millions of Yen)

	3rd Quarter - 9 months April 1 to December 31			Full Year ended March 31
	FY2004	**% change**	FY2003	FY2003
Net Sales	**34,551**	**(14.7)**	40,486	50,357
Operating Income	**(3,447)**	—	(197)	(2,779)
Recurring Profit	**(3,413)**	—	(56)	(2,586)
Net Income	**(4,283)**	—	(399)	(3,462)
Net Income per Share(¥)	**(¥107.84)**	—	(¥9.86)	(¥85.89)
Net Income per Share, Diluted(¥)	—	—	—	—

Percentages shown for net sales, operating income, recurring profit and net income are the increase or decrease compared with the prior corresponding period.

(2) Consolidated Financial Position

(Millions of Yen)

	3rd Quarter between April 1 and December 31		Full Year ended March 31, 2003
	FY2004	FY2003	FY2003
Total Assets	**58,892**	61,686	62,032
Shareholders' Equity	**34,191**	41,849	38,769
Shareholders' Equity Ratio (%)	**58.1%**	67.8%	62.5%
Shareholders' Equity per Share (¥)	**¥860.89**	¥1,053.68	¥976.12

(3) Consolidated Financial Cash Flows

	3rd Quarter between April 1 and December 31		Full Year ended March 31, 2003
(Millions of Yen)	**FY2004**	FY2003	FY2003
Cash Flows from Operating Activities	**(81)**	1,163	(1,734)
Cash Flows from Investing Activities	**(848)**	(6,779)	(7,472)
Cash Flows from Financing Activities	**1,439**	5,347	7,062
Balance of Cash and Cash Equivalents at End of Period	**2,747**	4,113	2,238

(4) Forecasts for Consolidated Business Results

For the fiscal year ending March 31, 2004

(Millions of Yen)	Full Year ending March 31 FY2004
Net Sales	46,421
Recurring Profit	(3,373)
Net Income	(4,263)
Net Income per Share(¥)	(¥107.34)

Note: Forecasts for consolidated financial results stated herein are based on assumptions and beliefs in light of the information currently available, and involve uncertainties. Please be advised that actual results may differ significantly from those stated herein, due to various factors.

Business Results

For the third quarter ended December 31,2003

1. Consolidated Operation Results

During the third quarter ended December 31, 2003, Japan's economy has seen signs of moderate recovery. Although public works investment and housing investment were still weak, corporate earnings improved due to increased exports and production, which have brought some improvement in capital expenditure and recovery of stock prices.

The environmental sanitation industry faced difficulties in general. Although people's interest in the maintenance of houses and buildings has been very strong, consumer spending remained weak in an economic environment where future employment and income was uncertain, and companies also refrained from spending on services as part of their cost reduction efforts.

Under these circumstances, the Sanix Group has, as a leading company in the industry, pursued pro-active marketing in order to further meet the needs of customers. Especially, the Home Sanitation (HS) Division devoted all its energies to strengthening of its ability to develop new customers, aiming to recover the division's operating results. At the same time, it has promoted improvement of customer satisfaction, by establishing a customer-relations-management system in which after-sales maintenance service is offered to customers.

In the Environmental Resources Development division, with the completion of the Sanix Energy Tomakomai electric power plant, a resource-recycling power generation system has become ready for full-fledged operation. Having concluded a power-sales contract with Hokkaido Electric Power Co., Inc. in August 2003, the division has striven for stable operation of the power plant and gradual increase in power production volume, aiming to commence full-scale electric power supply operation.

In addition, in order to improve the profit structure and to lower the break-even-point throughout the Group, overall review of costs and expenses was made during the third quarter (October to December, 2003). Various arrangements for substantial cost reduction were implemented, including a salary structure that is now more closely linked with operational results than ever, and review of the purchase prices of materials, in order to create an operating structure capable of returning to profitable operations in the fourth quarter (January to March, 2004).

As a result, the ERD division achieved increased sales and the ES (Establishment Sanitation) division could minimize the decrease in sales in the third quarter. However, considerable sales reductions have continued in the HS division since the beginning of this fiscal year. Sales in the HS division declined 14.7% from the previous year to 34,551 million yen, although the extent of the decrease has been becoming smaller steadily every quarter Operating loss improved significantly compared with the first and second quarters and could be controlled within the projected level due to our effort to lower the break-even-point during the 3rd quarter (October - December, 2003), and the increase in revenues from sales of electric power produced by the Tomakomai power plant of the ERD Division. However, the significant loss reported in the first half of the year involving the Tomakomai power plant of the ERD division could not be recovered. As a result, recurring loss for the nine months ended December 31, 2003 totaled 3,413 million yen and net loss was 4,283 million yen (56 million yen and 399 million yen in the previous year, respectively).

Earnings of individual divisions:

①. HS (Home Sanitation) Division

Sales by the HS Division in the third quarter (October - December, 2003) declined 14.6% from the same period last year, but there was an indication of recovery. Compared with the first and the second quarters (a 25.1% and a 28.3% drop from the same

period of the previous year, respectively), the extent of the decrease has become smaller. Sales for the 9 months ended December 31, 2003 totaled 22,195 million yen, a 23.5% decline compared to the same period last year.

During the 3rd quarter, the Division continued its efforts to improve and expand sales to new customers, a sector that had dropped significantly in the second half of the last fiscal year. It strove to improve its ability to find potential demand through marketing techniques more closely connected to the local community. As a result, the shrinkage of sales of Termite Eradication Services, in which new customers account for a considerable portion of sales, could be minimized to a 6.5% decline from the same period last year. However, while the Division has shifted from dependency on existing customers to exploration of new customers, strong recovery could not be seen in the net sales for the nine months ended December 31, 2003, as sales of the Home Reinforcement System and the Under-floor and Under-roof Ventilation System, which have been largely supported by existing customers, dropped significantly.

While operating profit for the 3rd quarter (October - December, 2003) has improved as projected as a result of serious efforts towards cost reduction, operating profit for the nine months ended December 31, 2003 declined to 2,294 million yen from 5,316 million yen in the same period last year, mainly affected by the significant decrease in sales during the three quarters.

② ES (Establishment Sanitation) Division

Sales by the ES division declined 1.0 % from the same period last year to 5,950 million yen. While sales revenues from Water Activator Installation and Care & Maintenance of Building Water Supply services decreased, sales from "Others" increased, mainly for waterproofing and painting of roofs and exterior walls, due to the positive effect of attentive customer relations management, such as proposing solutions for problems during periodic inspection of properties. As a result, the Division maintained the sales level of the same period last year, as a whole.

Operating loss increased to 134 million yen from the 108 million yen of the same period last year, principally due to cost increases mainly resulting from the increased share of water-proofing and painting work in the sales mix, due to their relatively high cost margin, as well as the cost related to the expansion of the organization for handling new product items. The Division also expanded its marketing into the Chukyo region and opened two sales offices in the region during the third quarter.

③ ERD (Environmental Resources Development) Division

Sales by the ERD division grew to 6,404 million yen, an increase of 16.8% compared to the same period last year. The Sanix Energy Tomakomai Power Plant (Tomakomai, Hokkaido), which was completed in April and started commercial operation in August 2003, has striven for stepwise increase of both power production and sales volumes, preparing for full-scale operation. Revenues from sales of electric power earned by this business contributed to the sales growth in the Division. The Division made efforts to process a higher volume of waste plastic for recycling into fuel. It also focused on marketing of waste plastic baling machines to business operators discharging waste plastics. As a result, sales in the waste plastic recycling business increased compared to the same period last year. On the other hand, sales revenues from the organic liquid waste processing business at the Hibiki plant (Kita-kyushu) decreased. This was because the plant could only process a limited amount of waste due to the equipment improvement work conducted to expand its processing capacity. However, the net sales of the Division, as a whole, increased compared to the same period last year.

The Division recorded an operating loss of 3,020 million yen, compared to operating loss of 2,428 million yen in the same period last year). This was mainly due to the significant expenses during the first half of the year that were necessary to acquire know-how for continuous heavy-load operation of the Tomakomai power plant, and the large depreciation expense for the power plant, although the cost incurred by test running of the plant in the previous year was not needed this year.

2. Consolidated Financial Conditions

Total assets as of December 31, 2003 amounted to 58,892 million yen, 3,140 million yen less than as of the same date in the last year. Total liabilities reached 24,701 million yen, 1,437 million yen more than the previous year. Stockholders' equity totaled 34,191 million yen, 4,577 million yen less in contrast with the last year. Consequently, shareholders' equity ratio was 58.1%.

Current assets decreased 1,016 million yen to 8,152 million yen. Refundable consumption tax and refundable corporation tax decreased by 443 million yen and 407 million yen, respectively. Tangible fixed assets totaled 46,191 million yen, which was 1,630 million yen less than the prior fiscal year-end. Machinery and vehicle increased 7,272 million yen, building and structure increased 1, 138 million yen, and construction in progress decreased 10,102 million yen. These changes in fixed assets mainly resulted from the completion of the construction of the Tomakomai power plant by the ERD division. Investments and other assets amounted to 4,465 million yen, a decrease by 495 million yen, mainly due to a decrease in investment in securities by 338 million yen.

Current assets decreased 3,029 million yen to 15,484 million yen. The major factor of the decrease was a decrease in short-term loans payable by 3,980 million yen. Non-current liabilities increased 4,467 million yen to 9,217 million yen. The increase in non-current liabilities was mainly due to the refinancing of short-term loans into long-term loans for investments made by the ERD Division. As a result, long-term borrowing increased 3,758 million yen and corporate bonds increased 800 million yen. Interest-bearing liabilities increased 1,868 million yen to 15,545 million yen. Shareholders' equity totaled 34,191 million yen, a decrease by 4,577 million yen over the last fiscal year-end due to the net loss posted in the 3rd quarter and appropriation of profit.

3. Consolidated Cash Flow

As of December 31, 2003, cash and cash equivalents totaled 2,747 million yen, a decrease of 1,365 million yen from the same period last year. Net cash used for operating activities was 81 million yen, a decrease by 1,244 million yen from the same period last year, mainly due to the net loss before taxes and minority interest of 3,640 million yen. Net cash used in investing activities totaled 848 million yen, a decrease by 5,931 million yen from the previous year. This money was mainly used for capital expenditures including the pre-treatment facility of the Tomakomai power plant and the improvement of the organic waste liquid treatment facility. The significant decrease of expenditures from the previous year was mainly because most of the significant investments made by ERD division in construction of new facilities were completed last year. Net cash provided by financing activities totaled 1,439 million yen. During the period, short-term loans decreased through refinancing of capital investment made by the ERD division into long-term loans, while long-term loans and corporate bonds increased. Compared to the same period last year, net cash provided by financing activities decreased 3,908 million yen. This was mainly because the amount of fund raising for capital investment was less than the previous year.

4. Forecast of Operation Results

The business environment for the Group will continue to be severe and unpredictable although there have been some signs of moderate recovery of economy.

Although in-house initial sales forecast of HS division could not be achieved in the third quarter, the profit forecast was almost achieved as a result of improvement of profit structure, including enhancement of productivity and serious cost reduction efforts. Revenues from electric power sales by the ERD Division also contributed to the significant decrease of operating loss, compared to the first and second quarters ended September 30, 2003.

Under these circumstances, the Company will strive to go beyond reducing loss into making profit throughout the group, by continuing the reforming and stabilizing of the profit structure and by further increasing the operating rate of the Tomakomai power plant. Forecasts of consolidated results for the full year ending March 2004 are modified as follows: The forecast for consolidated sales is modified to 46,421 million yen (from 49,345 million yen in the initial forecast), considering the actual sales level at the HS Division in the second half of the year. However, the effect of the negative modification to the sales forecast on the profit would be minimal, considering the situation where the break-even-point has become lower than that at the time of the initial forecast, as a result of the improvement of the business structure. Accordingly, the forecasts for ordinary loss and net loss are modified to 3,373 million yen and 4,263 million yen, respectively (from loss of 2,802 million yen and 3,473 million yen in the initial forecast, respectively).

Full-year forecasts for individual divisions are as follows:

The HS Division achieved an increase of sales in January 2004 (based on the January sales data announced on February 5, 2004), after about 16 consecutive months of two-digit-percent decrease of sales (compared to the same month of the previous year). The Division will strive to continue the sales increase (compared to the same month in the previous year) and improve both the profit ratio and the profit margin through implementation of on-going and serious cost reduction efforts while continuing the new customer development with the more-community-oriented marketing technique, and maintaining the attentive customer relations management to develop closer relationship with customers.

The ES Division will promote the marketing activities to owners of buildings and apartment houses, focusing on sales of Water Activator Installation to develop new customers. Like the HS Division, it will also strive for productivity improvement and cost reductions including fixed costs to achieve and continue a profitable operation. The Division also promotes sales of new products including the "Ozone Purification System", "Hydrogen Sulfide Removal System", and "Arsenic Removal System."

The ERD Division needed to expend huge costs mainly during the first half of the year to acquire know-how for continuous heavy-load operation of the Tomakomai power plant. As a result, the plant is now able to maintain a high operating rate stably and continuously. By maintaining a high operating rate, the profitability of the Tomakomai power plant will be improved.

Consolidated Financial Statements

1. Consolidated Balance Sheet

(Thousands of Yen)

Assets:	3rd Quarter as of December 31 FY2004	Ratio %	FY2003	Ratio %	Full Year as of March 31, 2003 FY 2003	Ratio %
Current Assets:						
Cash and bank deposits	**2,792,812**		4,180,405		2,282,112	
Notes and accounts receivable	**3,361,261**		2,629,821		3,405,510	
Inventories	**1,173,794**		1,577,107		1,474,166	
Deferred income taxes	**461,820**		334,650		866,856	
Other current assets	**474,254**		586,367		1,187,346	
Allowance for doubtful accounts	**(116,505)**		(44,400)		(46,770)	
Total Current Assets:	**8,152,438**	**13.8**	9,263,951	15.0	9,169,222	14.8
Fixed Assets:						
Tangible Fixed Assets:						
Buildings and structures	**10,904,777**		9,868,188		9,766,467	
Machinery, equipment and vehicles	**16,273,850**		9,265,709		9,001,553	
Land	**18,289,348**		18,114,120		18,218,390	
Construction in progress	**485,080**		9,545,095		10,587,767	
Other tangible fixed assets	**238,573**		256,481		248,298	
Total Tangible Fixed Assets:	**46,191,632**	**78.5**	47,049,594	76.3	47,822,476	77.1
Intangible Fixed Assets:						
Total Intangible Fixed Assets:	**83,570**	**0.1**	80,489	0.1	80,843	0.1
Investments and Other Assets:						
Investments in securities	**1,099,998**		1,382,086		1,438,570	
Deposits and guaranty	**1,846,572**		2,045,663		2,047,375	
Deffered tax assets	**952,237**		1,406,690		1,111,626	
Other	**1,048,812**		528,132		825,778	
Allowance for bad loans	**(482,509)**		(69,774)		(463,087)	
Total Investments and Other Assets:	**4,465,112**	**7.6**	5,292,797	8.6	4,960,264	8.0
Total Fixed Assets:	**50,740,315**	**86.2**	52,422,882	85.0	52,863,584	85.2
Total Assets:	**58,892,753**	**100.0**	61,686,834	100.0	62,032,806	100.0

(Thousands of Yen)

Liabilities and Shareholders' Equity:	3rd Quarter as of December 31 FY2004	Ratio %	FY2003	Ratio %	Full Year as of March 31, 2003 FY 2003	Ratio %
Current Liabilities:						
Notes and accounts payable	**939,693**		1,101,625		750,348	
Short-term loans	**6,170,000**		8,080,000		10,150,000	
Long-term loans payable in 1 year	**2,288,870**		1,223,920		1,199,020	
Corporated bond payable in 1 year	**200,000**		—		—	
Accrued expenses	**1,548,079**		1,686,337		1,595,077	
Accrued income taxes	**131,888**		38,300		41,467	
Consumption tax payable	**497,383**		211,578		7,278	
Accrued bonuses	**6,342**		3,344		531,140	
Allowance for recycling costs	**1,000,257**		—		1,468,152	
Other current liabilities	**2,701,500**		2,463,887		2,771,260	
Total Current Liabilities:	**15,484,015**	**26.3**	14,808,993	24.0	18,513,745	29.8
Non-Current Liabilities:						
Corporated bond	**800,000**		—		—	
Long-term debt	**6,086,300**		2,610,170		2,327,990	
Deffered income Taxes	—		1,634		1,060	
Retirement benefit	**1,667,131**		1,677,931		1,690,094	
Other non-current liabilities	**663,753**		738,308		730,559	
Total Non-Current Liabilities:	**9,217,184**	**15.6**	5,028,043	8.2	4,794,704	7.7
Total Liabilities:	**24,701,199**	**41.9**	19,837,037	32.2	23,263,449	37.5
Minority Interest:						
Minority interest	—	—	—	—	—	—
Shareholders' Equity:						
Capital Stock	**12,533,820**	**21.3**	12,533,820	20.3	12,533,820	20.2
Additional paid-in capital	**15,853,954**	**26.9**	15,853,954	25.7	15,853,954	25.6
Retained Earnings	**7,380,187**	**12.5**	15,123,350	24.5	12,060,428	19.4
Difference in valuation of other marketable securities	**31,311**	**0.1**	(54,530)	(0.1)	(71,858)	(0.1)
Less treasury stock at cost	**(1,607,719)**	**(2.7)**	(1,606,797)	(2.6)	(1,606,987)	(2.6)
Total Shareholders' Equity:	**34,191,553**	**58.1**	41,849,796	67.8	38,769,356	62.5
Total Liabilities, Minority Interests and Stockholders' Equity:	**58,892,753**	**100.0**	61,686,834	100.0	62,032,806	100.0

2. Consolidated Statement of Income

For the 9 months ended December 31, 2003 (Thousands of Yen)

	For the 9 months April 1 to December 31				Full Year ended March 31, 2003	
	FY2004	Ratio %	FY2003	Ratio %	FY 2003	Ratio %
Net sales	**34,551,015**	**100.0**	40,486,940	100.0	50,357,826	100.0
Cost of sales	**17,940,327**	**51.9**	16,888,758	41.7	22,422,598	44.5
Gross profit	**16,610,687**	**48.1**	23,598,182	58.3	27,935,228	55.5
Selling, general and administrative expenses	**20,057,810**	**58.1**	23,795,743	58.8	30,714,292	61.0
Operating income (loss)	**(3,447,123)**	**(10.0)**	197,561	(0.5)	2,779,064	(5.5)
Non-operating income:						
Interest income	**6,552**		19,125		21,451	
Divident income	**8,969**		15,610		25,403	
Rent Revenue	**203,666**		197,856		262,185	
Other non-operating income	**89,330**		70,522		111,358	
Total non- operating income	**308,518**	**0.9**	303,114	0.8	420,398	0.8
Non-operating expenses:						
interest expenses	**148,750**		52,435		78,836	
Bond issue expenses	**26,000**		—		—	
Rental expenses	**92,179**		99,938		133,236	
Other non-operating expenses	**7,705**		9,514		15,856	
Total non-operating expenses	**274,634**	**0.8**	161,889	0.4	227,928	0.4
Recurring profit (loss)	**(3,413,239)**	**(9.9)**	56,336	(0.1)	2,586,594	(5.1)
Extraordinary income:						
Gain on sale of fixed assets	**4,617**		43,888		67,701	
Insurance money received	**3,451**		—		—	
Investment securities received	**—**		11,396		11,396	
Gain on sale of investment securities	**21,101**		—		—	
Total Extraordinary income	**29,169**	**0.1**	55,284	0.1	79,097	0.1
Extraordinary losses:						
loss on sale of property, plant and equipment	**10,140**		39,140		65,061	
loss on disposal of property, plant and equipment	**15,022**		11,924		12,744	
loss on cancellatioin of lease contract	**3,504**		9,013		10,930	
Net provision for allowance for debt accounts	**—**		950		76,316	
loss on sales of investments in securities	**54,690**		—		—	
loss on valuation of investments in securities	**146,918**		203,508		217,398	
loss on valuation of membership rights	**19,780**		2,860		2,460	
Director's retirement allowance	**6,090**		14,800		14,800	
loss on special depreciation	**—**		—		26,363	
Allowance for recycling costs	**—**		—		840,598	
Total exraordinary losses	**256,145**	**0.7**	282,196	0.7	1,266,673	2.5
Income (loss) before income taxes	**(3,640,215)**	**(10.5)**	(283,248)	(0.7)	3,774,171	(7.5)
Corporate income, local and enterprise taxes	**152,394**	**0.5**	412,903	1.0	210,071	0.4
Adjustment on corporate tax, etc.	**490,455**	**1.4**	(296,778)	(0.7)	(521,947)	(1.0)
Net income (loss)	**(4,283,064)**	**(12.4)**	(339,373)	(1.0)	(3,462,295)	(6.9)

3. Consolidated Statement of Retained Earnings

(Thousands of Yen)

	3rd Quarter between April 1 and December 31		Full Year ended March 31, 2003
	FY2004	FY2003	FY 2003
(Additional paid-in capital)			
I. Additional paid-in capital at the beginning of the fiscal term	**15,853,954**	15,853,954	15,853,954
II. Additional paid-in capital at the end of the fiscal term	**15,853,954**	15,853,954	15,853,954
(Retained earnings)			
I. Retained earnings at the beginning of the fiscal term	**12,060,428**	16,400,108	16,400,108
II. Increase in retained earnings			
Net income / loss	**(4,283,064)**	(399,373)	(3,462,295)
III. Decrease in retained earnings			
Dividend	**397,176**	813,383	813,383
Directors' bonus	**—**	64,000	64,000
IV. Retained earnings at the end of the fiscal term	**7,380,187**	15,123,350	12,060,428

4. Consolidated Statement of Cash Flows

(Thousands of Yen)

	For the 9 months April 1 to December 31 FY2004	FY2003
Cash Flows from Operating Activities:		
Income before income taxes	**(3,640,215)**	(283,248)
Depreciation and amortization	**2,825,711**	1,826,793
Increase in allowance for retirement benefits	**(22,963)**	167,272
Increase in allowance for recycling costs	**(467,894)**	—
Increase in allowance for doubtful accounts	**71,877**	7,345
Interest and dividend income	**(15,521)**	(34,735)
Interest expense	**148,750**	52,435
Bond issue expense	**26,000**	—
Payment of commission	**2,107**	7,177
Gain from donated securities	**—**	(11,396)
Gain on sales of short-term investments in securities	**(21,101)**	—
Loss on sales of short-term investments in securities	**54,690**	—
Loss on valuation of short-term investments in securities	**146,913**	203,508
Loss on valuation of membership right	**19,780**	2,860
Gain on sale of property, plant and equipment	**(4,617)**	(43,888)
Loss on sale of property, plant and equipment	**10,140**	39,140
Loss on disposal of property, plant and equipment	**15,022**	11,924
Increase/decrease in notes and accounts receivable-trade	**44,248**	2,998,248
Increase/decrease in inventories	**295,372**	(359,814)
Increase/decrease in other current assets	**407,672**	690,733
Increase/decrease in notes and accounts payable-trade	**199,067**	(216,504)
Increase/decrease in consumption taxes payable	**423,411**	(306,950)
Increase/decrease in other current liabilities	**(644,014)**	(822,780)
Payment of bonuses to directors and auditors	**—**	(64,000)
Other	**(152,802)**	(271,377)
Net	**(278,359)**	3,592,743
Interest and dividend income received	**15,521**	34,734
Interest expense paid	**(163,652)**	(56,597)
Income taxes paid	**(95,709)**	(2,407,169)
Refunded corporate tax	**441,138**	—
Net cash provided by operating activities:	**(81,062)**	1,163,711
Cash Flows from Investing Activities:		
Increase/decrease in time deposit	**(1,500)**	17,000
Proceeds from sales of securities	**365,011**	56
Payment for purchases of securities	**(80,866)**	(1,140)
Proceeds from sales of property, plant and equipment	**22,174**	160,890
Payment for purchases of property, plant and equipment	**(1,288,063)**	(7,446,328)
Other	**134,463**	489,610
Net cash provided by investing activities:	**(848,780)**	(6,779,911)
Cash Flows from Financing Activities:		
Proceeds from issuance of corporate bond	**970,239**	—
Increase/decrease in short-term loans	**(2,480,000)**	4,980,000
Proceeds from long-term loans	**6,200,000**	3,000,000
Repayment of long-term loans	**(2,851,840)**	(261,240)
Purchase of treasury stock	**(732)**	(1,600,718)
Dividends paid	**(398,552)**	(763,812)
Other	**(71)**	(7,177)
Net cash provided by financing activities:	**1,439,043**	5,347,051
Effect of exchange rate changes on cash and cash equivalents	**0**	—
Net increase in cash and cash equivalents	**509,200**	(269,148)
Cash and cash equivalents at beginning of the fiscal term	**2,238,612**	4,382,553
Cash and cash equivalents at the end of the fiscal term	**2,747,812**	4,113,405

Significant Accounting Policies

Relating to Financial Statements

1.Matters Pertaining to Consolidation

Number of consolidated subsidiaries: 5 companies

Names of consolidated subsidiaries: SUNAIM INCORPORATED / Energy Development Institute Co., Ltd. / Sanix Energy Incorporated / Sanix Software Design Incorporated / EDI Incorporated

Sanix Software Design Incorporated and EDI Incorporated were established during the 9 month ended December 31, 2003 and added to the consolidation from the current fiscal year.

There is only one non-consolidated subsidiary, Qingdao Shan Yang Tai Chemical Resource Exploiture Co., Ltd. The Company acquired a majority of voting rights of this subsidiary on its own account during this 9-month period, but excluded it from the consolidation because its business size is small, and none of the total assets, sales, net income (the portion corresponding to the shareholding by the Company) and retained earnings (the portion corresponding to the shareholding by the Company) of this subsidiary has any significant effect on the consolidated financial statements of the Company.

2. Matters Concerning the Application of Equity Method Accounting

Qingdao Shan Yang Tai Chemical Resource Exploiture Co., Ltd. is the only non-consolidated subsidiary not reported by the equity method. This subsidiary was not reported by the equity method because its business size is small, and its total assets, sales, net income (the portion corresponding to the shareholding by the Company) and retained earnings of this subsidiary have minor effect and little significance on the consolidated financial statements of the Company.

3. Matters Pertaining to the Account Settlement Date of Consolidated Subsidiaries

The account settlement date of consolidated subsidiaries is the same as that of the parent company.

4. Accounting Standards

(1) Basis and method of valuation of major assets

①Marketable securities

Other marketable securities:

Securities valued at market: Market value method based on the market prices on the account settlement date (all valuation differences are reflected directly in shareholders' equity, the sale price being computed using the moving average method.)

Securities not valued at market: Cost basis computed by moving average method

②Inventories: Cost basis computed by moving average method for most inventories

(2) Depreciation of major depreciable assets

①Tangible fixed assets: Fixed percentage on declining-balance method

②Intangible fixed assets: Straight-line method

However, software for internal use is depreciated by the straight-line method based on the assumed useful life for internal use (5 years).

③Long-term prepaid expenses: Straight-line method

(3) Accounting standards for major allowances and reserves

①Allowance for doubtful accounts: Allowance for losses on doubtful accounts is provided for general trades receivable based on the actual percentage of bad debts occurred in the past and up to the limited permitted under the Corporate Income Tax Law. As for trades receivable deemed to have considerable or high risk of becoming bad debts, the amount expected to become uncollectible is provided as the allowance, considering the condition of each of such receivables.

②Provision for accrued bonuses: Provision for accrued bonuses to employees is provided to prepare for payment of bonuses to employees, based on estimated total bonuses that will be paid during the year.

③Allowance for retirement benefits for employees: In order to prepare for payment of retirement benefits to employees, the Company provides an amount equivalent to the amount that would be paid if the retirement of all eligible employees occurred at the end of the current accounting period, based on the projected amount of retirement benefits liabilities and pension assets at the end of the current fiscal term. Any actuarial difference is charged as expenses in the following fiscal year of its accrual.

④Allowance for resource-recycling expenses: The Company provides for costs expected to be incurred for the transportation and storage of waste plastic to be recycled into fuel, stored at the end of the fiscal year.

(4) Accounting of major lease transactions

Finance lease transactions, except those under which the title of the leased asset is deemed to be transferred to the lessee, are treated according to the method used for ordinary loan transactions.

(5) Hedging accounting

①Method of hedging accounting: Interest rate swap arrangements were accounted for by the special treatment method of hedging accounting as they satisfy the requirements for the special treatment.

②Hedging arrangements and transactions to be hedged

(Hedging arrangement) Interest rate swap contracts

(Transactions to be hedged) Interest on borrowings

③Hedging policy: The Company concludes interest rate swap contracts for the purpose of hedging the risk of floating of interest rates of borrowings. Transactions to be hedged by an interest rate swap contract are specified for each contract.

④Assessment of validity of hedging arrangements: The Company concludes only interest rate swap contracts that satisfy all of the following conditions, in accordance with its risk management policy:

i. The notional principal amount of the interest rate swap contract is the same as that of the principal amount of the relevant long-term borrowing;

ii. The term and maturity of the interest rate swap contract are the same as those of the relevant long-term borrowing;

iii. The index of the floating rate of the relevant long term borrowing is TIBOR+1.1%;

iv. The terms for revision of interest rate of the interest rate swap contract are the same as those stipulated in the relevant long-term borrowing; and

v. The receipt-and-payment conditions of the interest rate swap contract are fixed throughout the swap period.

Assessment of validity of interest rate swap contracts concluded and maintained by the Company as of the account settlement date is omitted as they satisfy all of the above-mentioned requirements, and are thus qualified to be accounted for by the special treatment method.

(6) Other significant policies used in these consolidated financial statements

Accounting treatment of consumption tax: Excluding-tax method

Temporary consumption taxes paid and temporary consumption taxes received were set off with each other, and the net amount was reported as consumption taxes payable on the balance sheet.

5. Valuation Method of Assets and Liabilities of Consolidated Subsidiaries

All assets and liabilities of consolidated subsidiaries are valued at their market price.

6. Cash and Cash Equivalents on Consolidated Statements of Cash Flows

Cash and cash equivalents on the consolidated statements of cash flows include cash on hand, savings which can be withdrawn as required, and short-term investments which are easily converted into cash, having low risk of changing value, and which will be redeemed within 3 months from the acquisition date.

Notes

(1) Total accumulated depreciation of tangible fixed assets

(Thousands of Yen)

	9 months ended Dec. 31, 2003	9 months ended Dec. 31, 2002	12 months ended March. 31, 2003
Total accumulated depreciation of tangible fixed assets	12,016,250	8,716,227	9,329,182

(2) Number of shares of treasury stock

(Shares)

	as of Dec. 31, 2003	as of Dec. 31, 2002	as of March. 31, 2003
Number of shares of treasury stock	1,204,054	1,202,884	1,203,134

Notes on consolidated statement of cash flows

(1) Reconciliation of the balance of cash and cash equivalents at the end of period with the figure reported on the consolidated balance sheet.

(Thousands of Yen)

	9 months between April 1 and December 31		Full Year ended March 31, 2003
	FY2004	FY2003	FY2003
Cash and bank deposits	**2,792,812**	4,180,405	2,282,112
Time deposits exceeding 3 months	**(45,000)**	(67,000)	(43,500)
Cash and cash equivalents	**2,747,812**	4,113,405	2,238,612

Segment Information

1. Segment Information by type of business

Current third quarter - 9months (From April 1, 2003 to December 31, 2003) (Thousands of Yen)

Segments	HS	ES	ERD	Total	Elimination or Group	Consolidated
Sales, operating profit or loss						
Sales:						
(1)Sales to customers	22,195,666	5,950,771	6,404,576	34,551,015	-	34,551,015
(2)Internal sales among segments and transfer accounts	-	-	586	586	(586)	-
Total	22,195,666	5,950,771	6,405,163	34,551,601	(586)	34,551,015
Operating expenses	19,901,169	6,085,689	9,425,921	35,412,779	2,585,358	37,998,138
Operating income(loss)	2,294,497	(134,917)	(3,020,757)	(861,177)	(2,585,945)	(3,447,123)

Previous third quarter - 9 months (From April 1, 2002 to December 31, 2002) (Thousands of Yen)

Segments	HS	ES	ERD	Total	Elimination or Group	Consolidated
Sales, operating profit or loss						
Sales:						
(1)Sales to customers	28,996,496	6,009,024	5,481,418	40,486,940	-	40,486,940
(2)Internal sales among segments and transfer accounts	-	-	582	582	(582)	-
Total	28,996,496	6,009,024	5,482,001	40,487,522	(582)	40,486,940
Operating expenses	23,680,215	6,117,419	7,910,710	37,708,344	2,976,157	40,684,501
Operating income(loss)	5,316,281	(108,394)	(2,428,708)	2,779,178	(2,976,739)	(197,561)

Previous fiscal year (From April 1, 2002 to March 31, 2003) (Thousands of Yen)

Segments	HS	ES	ERD	Total	Elimination or Group	Consolidated
Sales, operating profit or loss						
Sales:						
(1)Sales to customers	34,708,625	8,085,061	7,564,139	50,357,826	-	50,357,826
(2)Internal sales among segments and transfer accounts	-	-	775	775	(775)	-
Total	34,708,625	8,085,061	7,564,914	50,358,602	(775)	50,357,826
Operating expenses	30,092,197	8,080,182	11,357,680	49,530,060	3,606,831	53,136,891
Operating income (loss)	4,616,428	4,879	(3,792,765)	828,541	(3,607,606)	(2,779,064)

(Notes)

1. Business divisions are those used for internal administrative purposes.
2. Principal services and products by business division

(1) HS Division: Sales of Home Reinforcement System, Termite Eradication Service, Under-Floor and Under-Roof Ventilation System

(2) ES Division: Installation of water supply system for office and apartment buildings, periodic sanitation maintenance services

(3) ERD Division: Waste plastic processing, incineration, waste organic liquid processing and electric power generation

3. Unabsorbed operating expenses listed under "elimination or group" are the administration expenses of the general affairs department of the parent company.

9 months ended Dec. 31, 2003 .... ¥ 2,585,945 thousand

9 months ended Dec. 31, 2002 .... ¥ 2,976,739 thousand

12 months ended March 31, 2003 ..... ¥ 3,607,606 thousand

2. Segment information by location

9 months ended Dec. 31, 2003 (April 1, 2003 to December 31, 2003)

Disclosure of geographic segment information is omitted as total sales and total assets in Japan exceeded 90% of total sales and assets of all segments.

9 months ended Dec. 31, 2002 (April 1, 2002 to December 31, 2002)

Disclosure of geographic segment information is omitted as the Company did not have any consolidated subsidiaries or offices located in countries or regions outside of Japan.

Year ended March 31, 2003 (April 1, 2002 to March 31, 2003)

Disclosure of geographic segment information is omitted as total sales and total assets in Japan exceeded 90% of total sales and assets of all segments.

3. Foreign sales

9 months ended Dec. 31, 2003 (April 1, 2003 to December 31, 2003)

The Company does not report foreign sales because foreign sales were less than 10% of consolidated sales.

9 months ended Dec. 31, 2002 (April 1, 2002 to December 31, 2002)

None

Year ended March 31, 2003 (April 1, 2002 to March 31, 2003)

The Company does not report foreign sales because foreign sales were less than 10% of consolidated sales.

February 12, 2004

Non-Consolidated Financial Statements

For the 9 and 3 months ended December 31, 2004

SANIX INCORPORATED

Stock Listed:	Tokyo Stock Exchange First Section, Osaka Stock Exchange First Section, Fukuoka Stock Exchange
Code No.:	4651
URL:	http://www.sanix.co.jp
Headquarters:	2-1-23, Hakataeki-Higashi, Hakata-ku, Fukuoka 812-0013 JAPAN TEL: 81-92-436-8870 / FAX: 81-92-436-8871
President and CEO	Shin-ichi Munemasa
Contact:	Yoshiyuki Maeda, Managing Director, Administration Department
Changes of Accounting Principles:	None

Financial Highlights for the 9 months ended December 31, 2003 (Non-consolidated)

(1) Operating Results (Non-consolidated)

For the 9 months ended December 31, 2003 (Millions of Yen)

	3rd Quarter - 9 months April 1 to December 31				Full Year ended March 31
	FY2004	**% change**	FY2003	% change	FY2003
Net Sales	**34,091**	**(15.7)**	40,456	(6.1)	50,289
Operating Income	**(2,704)**	—	(264)	—	(2,926)
Recurring Profit	**(3,399)**	—	(87)	—	(2,692)
Net Income	**(4,216)**	—	(372)	—	(3,507)
Net Income per Share(¥)	**(¥106.17)**	—	(¥9.18)	—	(¥87.01)
Net Income per Share, Diluted(¥)	—	—	—	—	—

Percentages shown for net sales, operating income, recurring profit and net income are the increase or decrease compared with the prior corresponding period.

(2) Financial Position (Non-consolidated)

(Millions of Yen)

	3rd Quarter April 1 to December 31		Full Year ended March 31, 2003
	FY2004	FY2003	FY2003
Total Assets	**58,433**	59,816	60,319
Shareholders' Equity	**34,055**	41,720	38,566
Shareholders' Equity Ratio (%)	**58.3%**	69.7%	63.9%
Shareholders' Equity per Share (¥)	**¥857.46**	¥1,050.41	¥971.03

(3) Forecasts for Business results (Non-consolidated)

For the fiscal year ending March 31, 2004

	(Millions of Yen)
	Full Year ending March 31
	FY2004
Net Sales	45,381
Recurring Profit	(3,377)
Net Income	(4,204)
Net Income per Share(¥)	(¥105.85)

Note: Forecasts for consolidated financial results stated herein are based on assumptions and beliefs in light of the information currently available, and involve uncertainties. Please be advised that actual results may differ significantly from those stated herein, due to various factors.

Non-Consolidated Financial Statements

1. Non-consolidated Balance Sheet

(Thousands of Yen)

	3rd Quarter as of December 31				Full Year as of March 31, 2003	
Assets:	**FY2004**	**Ratio %**	FY2003	Ratio %	FY 2003	Ratio %
Current Assets:						
Cash and bank deposits	2,328,009		3,772,838		2,022,123	
Notes receivable	129,197		119,306		122,405	
Accounts receivable	3,136,717		2,488,993		3,261,189	
Inventories	1,045,893		1,360,501		1,258,304	
Deferred income taxes	442,675		314,278		845,378	
Refundable income taxes	—		199,431		407,402	
Refundable consumption taxes	—		—		443,284	
Other current assets	391,369		354,139		319,528	
Allowance for doubtful accounts	(118,000)		(43,500)		(45,000)	
Total Current Assets:	7,355,863	12.6	8,565,989	14.3	8,634,616	14.3
Fixed Assets:						
Tangible Fixed Assets:						
Buildings	8,363,969		7,704,484		7,667,488	
Machinery, equipment and vehicles	16,222,010		9,196,104		8,937,480	
Land	16,755,702		16,660,743		16,754,517	
Construction in progress	485,080		9,545,095		10,587,767	
Other tangible fixed assets	2,749,467		2,398,075		2,326,271	
Total Tangible Fixed Assets:	44,576,232	76.3	45,504,503	76.1	46,273,525	76.7
Intangible Fixed Assets:						
Total Intangible Fixed Assets:	81,576	0.1	78,888	0.1	78,631	0.1
Investments and Other Assets:						
Short term investments	1,099,408		1,381,621		1,438,155	
Deposits and guaranty	1,832,661		2,007,674		2,009,395	
Long-term loans to afliated company	1,500,000		—		—	
Deferred tax assets	944,687		1,406,690		1,111,626	
Other	1,525,381		941,665		1,238,648	
Allowance for bad loans	(482,509)		(70,660)		(464,858)	
Total Investments and Other Assets:	6,419,629	11.0	5,666,991	9.5	5,332,967	8.9
Total Fixed Assets:	51,077,438	87.4	51,250,383	85.7	51,685,125	85.7
Total Assets:	58,433,301	100.0	59,816,372	100.0	60,319,741	100.0

(Thousands of Yen)

Liabilities and Shareholders' Equity:	3rd Quarter as of December 31 FY2004	Ratio %	FY2003	Ratio %	Full Year as of March 31, 2003 FY 2003	Ratio %
Current Liabilities:						
Notes payable	**246,305**		494,062		195,249	
Accounts payable	**615,691**		480,389		516,746	
Short-term loans	**6,000,000**		6,500,000		8,500,000	
Long-term loans payable in 1 year	**2,232,470**		1,167,520		1,142,620	
Corporate bonds payable in 1 year	**200,000**		—		—	
Accrued Liability	**2,300,468**		2,027,193		2,865,626	
Accrued expenses	**1,518,570**		1,660,416		1,569,154	
Accrued income taxes	**111,296**		—		—	
Consumption tax payable	**485,027**		204,708		—	
Accrued bonus	**—**		—		526,000	
Allowance for recycling costs	**1,000,257**		—		1,468,152	
Other current liabilities	**492,122**		623,437		294,773	
Total Current Liabilities:	**15,202,211**	**26.0**	13,157,728	22.0	17,078,322	28.3
Non-Current Liabilities:						
Corporate bond	**800,000**		—		—	
Long-term debt	**6,059,800**		2,527,270		2,259,190	
Allowance for Retirement benefit	**1,652,207**		1,673,007		1,684,807	
Others	**663,753**		738,308		730,559	
Total Non-Current Liabilities:	**9,175,760**	**15.7**	4,938,585	8.3	4,674,557	7.8
Total Liabilities:	**24,377,972**	**41.7**	18,096,313	30.3	21,752,879	36.1
Shareholders' Equity:						
Capital Stock	**12,533,820**	**21.5**	12,533,820	20.9	12,533,820	20.8
Additional paid-in capital						
Capital surplus reserve	**15,853,954**		15,853,954		15,853,954	
Additional paid-in capital total	**15,853,954**	**27.1**	15,853,954	26.5	15,853,954	26.3
Retained Earnings						
Earned surplus reserve	**395,279**		395,279		395,279	
Unappropriated reserve	**9,365,908**		13,128,464		13,128,464	
Unappropriated profits	**(2,517,187)**		1,469,831		(1,665,875)	
Retained earnings total	**7,244,000**	**12.4**	14,993,576	25.1	11,857,868	19.6
Unrealized holding gain/loss on securities	**31,274**	**0.1**	(54,493)	(0.1)	(71,793)	(0.1)
Less treasury stock at cost	**(1,607,719)**	**(2.8)**	(1,606,797)	(2.7)	(1,606,987)	(2.7)
Total Shareholders' Equity:	34,055,329	58.3	41,720,059	69.7	38,566,862	63.9
Total Liabilities and Stockholders' Equity:	58,433,301	100.0	59,816,372	100.0	60,319,741	100.0

2. Non-consolidated Statement of Income

For the 9 months ended December 31, 2003 (Thousands of Yen)

	April 1 to December 31				ended March 31, 2003	
	FY2004	**Ratio %**	FY2003	Ratio %	FY 2003	Ratio %
Net sales	**34,091,851**	**100.0**	40,456,474	100.0	50,289,659	100.0
Cost of sales	**17,035,577**	**50.0**	17,101,275	42.3	22,268,234	44.3
Gross profit	**17,056,274**	**50.0**	23,355,198	57.7	28,021,424	55.7
Selling, general and administrative expenses	**19,760,746**	**57.9**	23,619,842	58.4	30,947,843	61.5
Operating income (loss)	**(2,704,473)**	**(7.9)**	(264,643)	(0.7)	(2,926,419)	(5.8)
Non-operating income	**749,060**	**2.2**	336,271	0.8	458,365	0.9
Non-operating expenses	**1,443,751**	**4.3**	159,176	0.3	224,047	0.5
Recurring profit (loss)	**(3,399,164)**	**(10.0)**	(87,548)	(0.2)	(2,692,101)	(5.4)
Extraordinary income	**29,169**	**0.1**	55,284	0.1	79,097	0.2
Extraordinary losses	**249,892**	**0.7**	282,196	0.7	1,266,673	2.5
Income (loss) before income taxes	**(3,619,887)**	**(10.6)**	(314,460)	(0.8)	(3,879,677)	(7.7)
Corporate income, local and enterprise taxes	**100,000**	**0.3**	351,000	0.8	145,000	0.3
Adjustment on corporate tax, etc.	**496,804**	**1.5**	(293,402)	(0.7)	(516,912)	(1.0)
Net income (loss)	**(4,216,691)**	**(12.4)**	(372,057)	(0.9)	(3,507,765)	(7.0)

Significant Accounting Policies

Relating to Financial Statements

1. Accounting Treatment Standards

(1) Appraisal standards and appraisal methods for securities.

①Stock investment in subsidiaries: Cost method, cost being determined by the moving average method

②Other marketable securities:

Securities valued at market: Market value method based on the market prices on the settlement date (all valuation difference are reflected directly in shareholders' equity, the sale price being computed using the moving average method.)

Securities not valued at market: Cost method, cost being determined by the moving average method

(2) Appraisal standards and appraisal methods for inventories

①Half-finished products and material: Cost method computed by moving average method

②Stored goods: The latest purchase cost method

(3) Depreciation methods for depreciable assets:

①Tangible fixed assets: Fixed percentage on declining-balance method

②Intangible fixed assets: Straight-line method

③Long-term prepaid expenses: Straight-line method

(4) Accounting of deferred assets: Costs related to development are immediately expensed when the payment was made.

(5) Accounting standards for allowances and reserves.

①Allowance for doubtful accounts: Provision for losses on doubtful accounts is made up to the maximum allowable based on individual assessments and the actual percentage of bad loan write-offs, as prescribed in the Corporate Income Tax Law. If that amount is deemed to be insufficient, additional provision is made.

②Provision for accrued bonuses: Provision for accrued bonuses to employees is made by appropriating an amount based on estimated total bonuses that will be paid during the year.

③Allowance for retirement benefits for employees: In order to provide for retirement allowances the company accrues an amount equivalent to the amount that would be paid if the payment occurred at the end of the current accounting period, based on the projected amount of retirement allowance liabilities and pension assets at the end of the accounting fiscal year. Furthermore, the Company will treat the entire variance at the time the accounting standards were changed as a one-off expense during the next accounting period.

④Allowance for resource-recycling expenses: The Company provides for costs expected to be incurred for the transportation and storage of waste plastic to be recycled into fuel, stored at the end of the fiscal year.

(6) Accounting treatment for lease transactions: Finance lease transactions, except those under which the title of the leased asset is deemed to be transferred to the lessee, are treated according to the method used for ordinary loan transactions

(7) Hedging accounting

①Method of hedging accounting: Interest rate swap arrangements were accounted for by the special treatment method of hedging accounting as they satisfy the requirements for the special treatment.

②Hedging arrangements and transactions to be hedged

(Hedging arrangement) Interest rate swap contracts

(Transactions to be hedged) Interest on borrowings

③Hedging policy: The Company concludes interest rate swap contracts for the purpose of hedging the risk of floating of interest rates of borrowings. Transactions to be hedged by an interest rate swap contract are specified for each contract.

④Assessment of validity of hedging arrangements: The Company concludes only interest rate swap contracts that satisfy all of the following conditions, in accordance with its risk management policy:

i. The notional principal amount of the interest rate swap contract is the same as that of the principal amount of the relevant long-term borrowing;

ii. The term and maturity of the interest rate swap contract are the same as those of the relevant long-term borrowing;

iii. The index of the floating rate of the relevant long term borrowing is TIBOR+1.1%;

iv. The terms for revision of interest rate of the interest rate swap contract are the same as those stipulated in the relevant long-term borrowing; and

v. The receipt-and-payment conditions of the interest rate swap contract are fixed throughout the swap period.

Assessment of validity of interest rate swap contracts concluded and maintained by the Company as of the account settlement date is omitted as they satisfy all of the above-mentioned requirements, and are thus qualified to be accounted for by the special treatment method.

(8) Other significant policies used in these financial statements

Accounting treatment of consumption tax: Excluding-tax method

Temporary consumption taxes paid and temporary consumption taxes received were set off with each other, and the net amount was reported as consumption taxes payable on the balance sheet.

Net Sales by Division

For the 9 months ended December 31, 2003 (Thousands of Yen)

	For the 9 months April 1 to December 31 FY2004	For the 9 months April 1 to December 31 FY2003	Fluctuation	Full Year April 1 to March 31 FY 2002
Termite Eradication Service	**8,845,062**	9,464,504	(619,442)	11,578,984
Under-Roof/Floor Ventilation System	**7,098,339**	10,171,829	(3,073,489)	12,019,559
Home Reinforcement System	**3,076,501**	5,603,646	(2,527,145)	6,643,615
Other	**3,167,196**	3,756,354	(589,157)	4,466,158
Home Sanitation Division Total:	22,187,100	28,996,336	(6,809,235)	34,708,317
Water activator installation	**2,216,749**	2,738,129	(521,379)	3,523,978
Care and maintenance of building water supply	**1,085,166**	1,164,548	(79,382)	1,458,716
Other	**2,648,265**	2,106,346	541,918	3,102,365
Establishment Sanitation Division Total:	**5,950,182**	6,009,024	(58,842)	8,085,061
Industrial waste (Waste plastic processing)	**3,202,947**	3,029,198	173,749	4,019,832
Industrial waste (Incineration)	**1,104,476**	939,901	164,574	1,341,175
Industrial waste (Organic Waste Water Recycle)	**1,069,278**	1,206,899	(137,621)	1,711,269
Other	**577,866**	275,113	302,752	424,003
Environmental Resources Development Division Total:	**5,954,569**	5,451,113	503,455	7,496,280
Total Net Sales:	**34,091,851**	40,456,474	(6,364,622)	50,289,659

Supplement Information
1. Two-Year Summary

For the fiscal year ending March 31, 2004 (Consolidated) (Millions of Yen)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	April 1 to June 30	July 1 to September 30	October 1 to December 31	January 1 to March 31
	FY2004			
Net sales	11,649	11,886	**11,015**	—
Gross profit	5,567	5,686	**5,356**	—
Operating income (loss)	(1,865)	(1,220)	**(361)**	—
Recurring profit (loss)	(1,826)	(1,236)	**(350)**	—
Income (loss) before income taxes	(1,891)	(1,301)	**(447)**	—
Net Income (loss)	(2,231)	(1,262)	**(789)**	—

For the fiscal year ended March 31, 2003 (Consolidated) (Millions of Yen)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	April 1 to June 30	July 1 to September 30	October 1 to December 31	January 1 to March 31
	FY2003			
Net sales	13,721	14,919	11,845	9,870
Gross profit	8,151	8,934	6,511	4,337
Operating income	(479)	620	(338)	(2,581)
Recurring profit	(429)	662	(289)	(2,530)
Income before income taxes	(548)	570	(305)	(3,490)
Net Income	(411)	250	(238)	(3,062)

For the fiscal year ending March 31, 2004 (Non-consolidated) (Millions of Yen)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	April 1 to June 30	July 1 to September 30	October 1 to December 31	January 1 to March 31
	FY2004			
Net sales	11,567	11,771	**10,753**	—
Gross profit	5,804	5,852	**5,398**	—
Operating income (loss)	(1,521)	(945)	**(237)**	—
Recurring profit (loss)	(1,704)	(1,205)	**(488)**	—
Income (loss) before income taxes	(1,769)	(1,265)	**(585)**	—
Net Income (loss)	(2,092)	(1,213)	**(910)**	—

For the fiscal year ended March 31, 2003 (Non-consolidated) (Millions of Yen)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	April 1 to June 30	July 1 to September 30	October 1 to December 31	January 1 to March 31
	FY2003			
Net sales	13,721	14,917	11,817	9,833
Gross profit	8,026	8,830	6,498	4,666
Operating income	(512)	582	(335)	(2,661)
Recurring profit	(436)	630	(282)	(2,604)
Income before income taxes	(555)	538	(297)	(3,565)
Net Income	(392)	240	(219)	(3,135)

2.Segment Information by type of business

For the fiscal year ending March 31, 2004

(Thousands of Yen)

Home Sanitation Division	1st Quarter April 1 to June 30	2nd Quarter July 1 to September 30	3rd Quarter October 1 to December 31	4th Quarter January 1 to March 31
Sales, operating profit or loss				
Sales:				
(1)Sales to customers	7,602,376	7,843,581	**6,749,708**	–
(2)Internal sales among segments and transfer accounts	–	–	–	–
Total	7,602,376	7,843,581	**6,749,708**	–
Operating expenses	7,466,580	6,828,588	**5,606,000**	–
Operating income(loss)	135,796	1,014,993	**1,143,708**	–

Establishnebt Sanitation Division	1st Quarter April 1 to June 30	2nd Quarter July 1 to September 30	3rd Quarter October 1 to December 31	4th Quarter January 1 to March 31
Sales, operating profit or loss				
Sales:				
(1)Sales to customers	2,009,758	2,006,471	**1,934,542**	–
(2)Internal sales among segments and transfer accounts	–	–	–	–
Total	2,009,758	2,006,471	**1,934,542**	–
Operating expenses	2,029,867	2,148,370	**1,907,451**	–
Operating income(loss)	(20,109)	(141,898)	**27,090**	–

Environmental Resources Development Divisior	1st Quarter April 1 to June 30	2nd Quarter July 1 to September 30	3rd Quarter October 1 to December 31	4th Quarter January 1 to March 31
Sales, operating profit or loss				
Sales:				
(1)Sales to customers	2,037,100	2,036,350	**2,331,126**	–
(2)Internal sales among segments and transfer accounts	213	188	**185**	–
Total	2,037,313	2,036,538	**2,331,311**	–
Operating expenses	3,207,963	3,154,377	**3,063,580**	–
Operating income(loss)	(1,170,649)	(1,117,839)	**(732,268)**	–

Elimination or Group	1st Quarter April 1 to June 30	2nd Quarter July 1 to September 30	3rd Quarter October 1 to December 31	4th Quarter January 1 to March 31
Sales, operating profit or loss				
Sales:				
(1)Sales to customers	–	–	–	–
(2)Internal sales among segments and transfer accounts	(213)	(188)	**(185)**	–
Total	(213)	(188)	**(185)**	–
Operating expenses	809,841	975,370	**800,147**	–
Operating income(loss)	(810,054)	(975,558)	**(800,332)**	–

Consolidated	1st Quarter April 1 to June 30	2nd Quarter July 1 to September 30	3rd Quarter October 1 to December 31	4th Quarter January 1 to March 31
Sales, operating profit or loss				
Sales:				
(1)Sales to customers	11,649,235	11,886,403	**11,015,376**	–
(2)Internal sales among segments and transfer accounts	–	–	–	–
Total	11,649,235	11,886,403	**11,015,376**	–
Operating expenses	13,514,252	13,106,706	**11,377,178**	–
Operating income(loss)	(1,865,017)	(1,220,303)	**(361,802)**	–

For the fiscal year ending March 31, 2003

(Thousands of Yen)

Home Sanitation Division	1st Quarter April 1 to June 30	2nd Quarter July 1 to September 30	3rd Quarter October 1 to December 31	4th Quarter January 1 to March 31
Sales, operating profit or loss				
Sales:				
(1)Sales to customers	10,147,027	10,946,123	7,903,346	5,712,129
(2)Internal sales among segments and transfer accounts	–	–	–	–
Total	10,147,027	10,946,123	7,903,346	5,712,129
Operating expenses	8,588,750	8,244,570	6,846,894	6,411,982
Operating income(loss)	1,558,276	2,701,552	1,056,451	(699,852)

Establishnebt Sanitation Division	1st Quarter April 1 to June 30	2nd Quarter July 1 to September 30	3rd Quarter October 1 to December 31	4th Quarter January 1 to March 31
Sales, operating profit or loss				
Sales:				
(1)Sales to customers	1,891,132	2,257,268	1,860,624	2,076,036
(2)Internal sales among segments and transfer accounts	–	–	–	–
Total	1,891,132	2,257,268	1,860,624	2,076,036
Operating expenses	1,862,280	2,394,448	1,860,689	1,962,762
Operating income(loss)	28,851	(137,180)	(65)	113,273

Environmental Resources Development Divisior	1st Quarter April 1 to June 30	2nd Quarter July 1 to September 30	3rd Quarter October 1 to December 31	4th Quarter January 1 to March 31
Sales, operating profit or loss				
Sales:				
(1)Sales to customers	1,683,460	1,715,984	2,081,973	2,082,720
(2)Internal sales among segments and transfer accounts	196	170	215	192
Total	1,683,656	1,716,155	2,082,189	2,082,913
Operating expenses	2,527,007	2,768,934	2,614,768	3,446,970
Operating income(loss)	(843,350)	(1,052,778)	(532,579)	(1,364,056)

Elimination or Group	1st Quarter April 1 to June 30	2nd Quarter July 1 to September 30	3rd Quarter October 1 to December 31	4th Quarter January 1 to March 31
Sales, operating profit or loss				
Sales:				
(1)Sales to customers	–	–	–	–
(2)Internal sales among segments and transfer accounts	(196)	(170)	(215)	(192)
Total	(196)	(170)	(215)	(192)
Operating expenses	1,223,482	891,050	861,623	630,674
Operating income(loss)	(1,223,679)	(891,221)	(861,838)	(630,866)

Consolidated	1st Quarter April 1 to June 30	2nd Quarter July 1 to September 30	3rd Quarter October 1 to December 31	4th Quarter January 1 to March 31
Sales, operating profit or loss				
Sales:				
(1)Sales to customers	13,721,620	14,919,376	11,845,944	9,870,886
(2)Internal sales among segments and transfer accounts	–	–	–	–
Total	13,721,620	14,919,376	11,845,944	9,870,886
Operating expenses	14,201,521	14,299,004	12,183,975	12,452,389
Operating income(loss)	(479,901)	620,371	(338,031)	(2,581,503)